TRINITY BIOTECH PLC

May 20, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention:	Doris Stacey Gama

Re: Trinity Biotech plc
Registration Statement on Form F-1
File No. 333- 295842

To Ms. Gama:

The undersigned, on behalf of Trinity Biotech plc (“Trinity”), issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 4:00 p.m. Eastern Time on Friday,  May 22, 2026, or as soon thereafter as possible.

Please contact Mary Brown (212-238-8765, mbrown@clm.com) of Carter Ledyard & Milburn LLP with any questions you may have concerning this request.

Very truly yours,

/s/ John Gillard

John Gillard

Chief Executive Officer